UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                           (Amendment No. 27 and 6)*

                         RIGGS NATIONAL CORPORATION
                              (Name of Issuer)

                   Common Stock, par value $2.50 per share
                       (Title of Class of Securities)

                                 766570105
                               (CUSIP Number)

                             Lawrence I. Hebert
                   Suite 300, 808 Seventeenth Street, N.W.
                    Washington, D.C. 20006 (202) 789-2130
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  July 14, 1999
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is
filing  this  schedule   because  of  ss.ss.   240.13d-1(e),   240.13d-1(f)   or
240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 766570 10 5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Joe L. Allbritton                          (b)  Barbara B. Allbritton
          S.S. No. ###-##-####                       S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA                                        (b)      USA

NUMBER         7.   SOLE VOTING POWER
OF                  (a)    11,524,489                (b)      21,732

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)    2,505,511                 (b)      2,030,000

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)    11,524,489                (b)      21,732

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)    2,505,511                 (b)      2,030,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a)    14,030,000                (b)      2,051,732

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a) 42.6%                        (b)      7.2%

14.  TYPE OF REPORTING PERSON
                    (a)   IN                         (b)      IN

THIS SCHEDULE 13D CONSTITUTES A JOINT FILING PURSUANT TO RULE 13d-l(f)(1) AND SERVES AS AMENDMENT NUMBER 27 TO THE SCHEDULE 13D PREVIOUSLY FILED BY JOE L. ALLBRITTON AND AMENDMENT NUMBER 6 TO THE SCHEDULE 13D PREVIOUSLY FILED BY BARBARA B. ALLBRITTON.


Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended to add:

         On July 14, 1999, Mr. Allbritton was granted an option under the Company's 1996 Stock Option Plan, which option expires ten years from the date of grant, to purchase 1,000,000 shares of Common Stock for $19.50 per share (the fair market value on the date of grant). They are immediately exercisable.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended as of July 14, 1999 as follows:

         (a) Mr. Allbritton, directly and indirectly, beneficially owns in the aggregate 14,030,000 shares of Common Stock, representing 42.6% of the outstanding Common Stock. Included in these shares are 4,604,000 shares which Mr. Allbritton has a right to acquire through exercise of stock options.

     Mrs. Allbritton, directly and indirectly, beneficially owns in the aggregate 2,051,732 shares of Common Stock. Included in these shares are 20,000 shares which Mrs. Allbritton has a right to acquire through exercise of stock options.

     (b) Mr. Allbritton has sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 11,524,489 shares of Common Stock (as to which Mrs. Allbritton disclaims beneficial ownership). Of these shares, 4,604,000 are subject to options that are exercisable but that have not been exercised. They were granted by the Company under its stock option plans with exercise prices ranging from $9.88 to $30.375 per share. Under SEC rules and regulations, Mr. Allbritton is deemed to be the beneficial owner of shares that he has a right to acquire beneficial ownership of presently or within sixty days.

     In addition as described below, Mr. Allbritton has shared power to vote, or to direct the vote of, 2,505,511 shares of Common Stock, consisting of 475,511 shares owned by Allwin, 500,000 shares held by The Allbritton Foundation (the "Foundation"), 200,000 shares held by the Allbritton Art Institute (the "Institute") and 1,330,000 shares purchased by Mrs. Allbritton. Mr. Allbritton shares the power to vote and to dispose of 475,511 shares of Common Stock (as to which Mrs. Allbritton disclaims ownership) with Allwin, the record and beneficial owner of such shares. Mr. Allbritton owns directly 100 percent of the capital stock of Allwin and would be deemed the indirect beneficial owner of the Common Stock owned by Allwin under applicable SEC rules and regulations. Mr. Allbritton shares the power to vote and the power to dispose of 500,000 of the shares of Common Stock with the trustees of the Foundation, a private non-profit Texas corporation organized for charitable purposes and exempt from federal income taxation under Section 501(c)(3) of the Internal Revenue Code. Two of the other trustees of the Foundation are Mrs. Allbritton and Robert L. Allbritton, their son. Mr. Allbritton shares the power to vote and power to dispose of 200,000 shares of the Common Stock with the trustees of the Institute, a public charity organized under Texas law for charitable purposes and exempt from federal income taxation under Section 501(c)(3) of the Internal Revenue Code. The other trustees of the Institute are Mrs. Allbritton and Robert L. Allbritton, their son. Mr. Allbritton also shares the power to vote and the power to dispose of 1,330,000 shares of Common Stock with Mrs. Allbritton.

     Mrs. Allbritton has sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 21,732 shares of Common Stock (as to which Mr. Allbritton disclaims beneficial ownership). Of these shares, 20,000 are subject to options that are exercisable but that have not been exercised. Under SEC rules and regulations, Mrs. Allbritton is deemed to be the beneficial owner of shares that she has a right to acquire beneficial ownership of presently or within sixty days. These options are part of the options granted by the Company under its 1997 Non-Employee Directors Stock Option Plan to purchase 20,000 shares of Common Stock for prices ranging from $17.56 to $20.50 per share.

     Mrs. Allbritton also shares the power to vote and the power to dispose of 2,030,000 shares as follows: 1,330,000 shares of Common Stock with Mr. Allbritton, 500,000 shares of Common Stock with the trustees of the Foundation as described above, and 200,000 shares of Common Stock with the trustees of the Institute as described above.

     With regard to the Foundation and the Institute, neither the income nor the assets of either may inure to the benefit of, or be distributed to, any private individual, including their founder and control persons. Although Mr. and Mrs. Allbritton necessarily have no economic interest in the Common Stock held by the Foundation and the Institute, as trustees of the Foundation and the Institute they may be deemed by applicable SEC rules and regulations to share the power to vote and dispose of the shares with the other trustees. Decisions as to voting and disposition of the Common Stock held by the Foundation and the Institute will be made by the trustees of the Foundation and the Institute and such decisions must, by law, be made with regard to charitable interests. Mr. Allbritton and Mrs. Allbritton and their son disclaim any beneficial interest in the 500,000 shares of Common Stock owned by the Foundation and the 200,000 shares of Common Stock owned by the Institute.

     Mr. and Mrs. Allbritton also disclaim beneficial ownership of 31,110 shares of Common Stock held for the benefit of their son by a trust of which the Riggs Bank N.A. is one of three trustees. After taking into account the foregoing, Mr. Allbritton may be deemed the beneficial owner of 42.6% of the outstanding Common Stock of the Company, or of 40.5% if the shares owned by the Foundation and the Institute are excluded.

     After taking into account the foregoing, Mrs. Allbritton may be deemed the beneficial owner of 7.2% of the outstanding Common Stock of the Company, or of 4.8% if the shares owned by the Foundation and the Institute are excluded.

         (c)      None.

         (d)      No change.

Item 7.  EXHIBITS.

         (a) Option agreement relating to option granted to Mr. Allbritton July 14, 1999.

         (b)    Riggs National Corporation 1996 Stock Option Plan, As amended.

         (c) Riggs National Corporation 1997 Non-Employee Directors Stock Option Plan, As amended.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: September 10, 1999
                                                         /s/ Joe L. Allbritton
                                                         ---------------------
                                                             Joe L. Allbritton


                                                     /s/ Barbara B. Allbritton
                                                         ---------------------
                                                         Barbara B. Allbritton

                           Riggs National Corporation
                       Nonqualified Stock Option Agreement


Under the terms and conditions of the Riggs National Corporation (the "Corporation") 1996 Stock Option Plan (the "Plan"), a copy of which is attached hereto and incorporated herein by reference, and as approved by the Non-Employees Directors Committee, the Corporation hereby grants to Joe L. Allbritton (the "Optionee") of the Corporation and its subsidiaries (collectively, "Riggs") the option to purchase 1,000,000 shares of the Corporation's Common Stock, $2.50 par value (the "Shares") at a price of $19.50 per share, subject to adjustment as provided in the Plan.
This option is intended to be a NONQUALIFIED STOCK OPTION.

100% of this option shall vest and become exercisable on the date of the grant, July 14, 1999.

Subject to earlier termination, this option shall be for a term commencing on July 14, 1999 and ending one day prior to ten (10) years from such date. Subject to the terms of the Plan, shares subject to option shall be exercisable in full or in part during the entire remaining term of this option. In the event the Optionee terminates employment from Riggs, subject to earlier expiration of the remaining term of this option, if the termination is for a reason other than the Optionee's death, the right to exercise the option shall expire three (3) months after the date of termination of employment, and if the termination is for reason of the Optionee's death, the right to exercise this option shall expire one year after the Optionee's death. This option shall be exercisable in the manner specified in the Plan.

Pursuant to the direction of the Non-Employee Directors Committee as authorized by Section 6(f) of the Plan, this option is transferable by the Optionee.

By signing a copy of this Agreement, the Optionee hereby accepts this option and agrees to be bound by the terms and conditions of this Agreement and the Plan, including those terms and conditions which may limit his eligibility to exercise this option.

Dated as of: July 14, 1999




Accepted:                                    Riggs National Corporation



/s/ Joe L. Allbritton                        By: /s/ Timothy C. Coughlin
    -----------------                                -------------------
    Joe L. Allbritton                                Timothy C. Coughlin

                           RIGGS NATIONAL CORPORATION
                             1996 STOCK OPTION PLAN
                                  As Amended 1/



1.   Purpose of the Plan.

     This 1996 Stock Option Plan (the "Plan") of Riggs National Corporation (the "Corporation") for key employees of the Corporation and its subsidiaries is designed to advance the best interest of the Corporation by providing such employees who have a substantial responsibility for its management and growth with an additional incentive to continue to contribute to the growth and success of the Corporation by increasing their proprietary interest in the success of the Corporation.

2.   Definitions.

     (a)  "Board" means the Board of Directors of the Corporation.

     (b) "Common Stock" means the common shares, $2.50 par value per share, of the Corporation.

     (c) "Compensation Committee" means the compensation committee of the Board, but excluding any member who is not a Non-Employee Director.

     (d)  "Corporation" means the Riggs National Corporation.

     (e) "Date of Grant" means the date on which an Option is approved by the Non- Employee Directors Committee.

     (f)  "Director" means a member of the Corporation's Board of Directors.

     (g) "Disability" as to an Option holder has the same meaning as the term is used in the long-term disability insurance plan contributed to by the Corporation or its Subsidiary Corporation on behalf of the Option holder, or if the Option holder is not covered by any such plan, disability shall have the meaning provided for in Section

--------

     1/ 1998 amendments approved by resolutions of the Board of Directors on January 21, 1998 and by the shareholders on April 15, 1998.

          1999 amendments approved by resolutions of the Board of Directors on March 5, 1999.

          22(e)(3) of the Internal Revenue Code of 1986, as amended, or any successor statute thereto (the "Code").

     (h) "Fair Market Value" shall mean, with respect to a share of Common Stock, (i) if the Common Stock is traded on the National Market System or a national securities exchange, the closing price of the Common Stock on the determination date, or, if there are no sales on such date, then on the next preceding date on which there were sales of Common Stock, all as published in the NASDAQ National Market Issues report in the Eastern Edition of The Wall Street Journal, (ii) if the Common Stock is not traded on the National Market System or listed on a national securities exchange, the closing price last reported by the National Association of Securities Dealers, Inc. for the over-the-counter market on the determination date, or, if no sales are reported on such date, then on the next preceding date on which there were such quotations, or (iii) if the Common Stock, is not traded on the National Market System or listed on a national securities exchange and quotations for the Common Stock are not reported by the National Association of Securities Dealers, Inc., the Fair Market Value determined by the Compensation Committee on the basis of available prices for the Common Stock or in such manner as the Compensation Committee shall agree. Notwithstanding the preceding, the Fair Market Value on a given determination date of Common Stock subject to Incentive Stock Options or Common Stock valued in connection with the exercise of Incentive Stock Options shall be an amount that is equal to the Compensation Committee's good-faith determination of the Common Stock's value on the given determination date, and the Compensation Committee shall for all purposes of this Plan have the authority to determine Fair Market Value using methods other than those described in this Section if the Compensation Committee determines that such alternative methods more properly reflect the Fair Market Value of the Common Stock. Furthermore, in all cases, Fair Market Value shall not be less than the Par Value of the Common Stock.

     (i) "Incentive Stock Option" means an Option qualifying for special tax treatment under Section 422 of the Code.

     (j) "Insider" means any person subject to the provisions of Section 16 of the Act, including an "officer" of the Corporation within the meaning of Section 16 of the Act, a "director" within the meaning of section 3(a)(7) of the Act, and a "beneficial owner" of more than ten percent (10%) of any class of the equity securities of the Corporation within the meaning of Section 16 of the Act.

     (k) "Key Employee" means any employee (including employees who are also officers or directors, but not including directors who are not also employees) of the Corporation or any Subsidiary Corporation who has substantial responsibility in the direction and management of the Corporation or a Subsidiary Corporation, as determined by the Compensation Committee.

     (l) "Non-Employee Director" means a Director who: (i) is not currently an officer or otherwise employed by the Corporation, or by a Parent or Subsidiary Corporation of the Corporation; (ii) does not receive compensation directly or indirectly from the Corporation, its Parent Corporation or its Subsidiary Corporation for services rendered as a consultant or in any capacity other than as a director, except for an amount for which disclosure would not be required pursuant to Item 404(a) of regulation S-K [$60,000]; (iii) does not possess an interest in any other transaction for which disclosure would be required pursuant to Item 404(a) of Regulation S-K [$60,000]; (iv) is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(a) of regulation S-K; and (v) qualifies as an "outside director" within the meaning of Section 162(m)(4) of the Code, and applicable regulations thereunder or who is deemed to be an outside director under the applicable regulations and authority.

     (m) "Non-Employee Directors Committee" means a committee composed of all Non- Employee Directors.

     (n) "Nonqualified Stock Option" means an Option that is not an Incentive Stock Option.

     (o) "Option" means an Incentive Stock Option or a Nonqualified Stock Option granted under this Plan.

     (p) "Parent Corporation" has the same meaning used in Section 424(e) of the Code.

     (q) "Plan" means the Riggs National Corporation 1996 Stock Option Plan as set forth herein, which may be amended from time to time.

     (r) "Subsidiary Corporation" has the same meaning used in Section 424(f) of the Code.

3.   Shares of Common Stock Subject to the Plan.

     Subject to the provisions of Section 8 of the Plan, the aggregate number of authorized but unissued shares of Common Stock that may be issued pursuant to Options granted under the Plan will not exceed nine million (9,000,000) shares. The shares of Common Stock issued may be shares of authorized but unissued Common Stock or shares of previously issued Common Stock that have been reacquired by the Corporation. The maximum number of shares of Common Stock with respect to which options may be issued to any one Key Employee during a calendar year shall be two million (2,000,000). Shares that by reason of expiration of an Option or otherwise are no longer subject to purchase pursuant to an Option granted under the Plan may again be available for issuance pursuant to Options under the Plan.

4.   Administration of the Plan.

     The Plan shall be administered by the Compensation Committee. The Compensation Committee has the authority to recommend to the Non-Employee Directors Committee the Key Employees to be granted Options, the times when Options will be granted, the number of shares subject to each Option, the exercise price of each Option, the vesting schedule (if any) of each Option, the conditions precedent (if any) to acceleration of the vesting schedule of each Option, the method of payment for shares acquired upon the exercise of Options, the expiration date of each Option, the Fair Market Value of Common Stock subject to Options, and any other terms and conditions of the Options it deems appropriate. The Non-Employee Directors Committee shall have the authority to approve, reject or modify recommended grants of Options by the Compensation Committee. A majority of the Non-Employee Directors Committee shall constitute a quorum. All actions by the Non-Employee Directors Committee shall require a majority of the members of such committee present at such meeting. Any action by the Non-Employee Directors Committee may be taken by a unanimous written consent of all members of the committee, and action so taken shall be fully effective as if it had been taken by a vote of the members at a meeting duly called and held. No Option shall be granted unless and until such grant is approved by the Non-Employee Directors Committee.

     All questions of interpretation of the Plan or of any Option will be determined solely by the Compensation Committee, and any such determination will be final and binding upon all persons having an interest in the Plan.

5.   Eligibility.

     Key Employees of the Corporation and any Subsidiary Corporation will be eligible to participate in the Plan, as approved by the Compensation Committee.

6.   Terms and Conditions of Stock Options.

     Each Option granted under this Plan will be evidenced by an Option agreement between the Corporation and the recipient that states whether it is intended to be an Incentive Stock Option of a Nonqualified Stock Option and that it is to be subject to the applicable rules in the Plan and in the Code which apply to that form of option and that sets forth the exercise price of the Option, the vesting schedule (if any) of the Option, the expiration date of the Option, and any other terms or conditions approved by the Non-Employee Directors Committee subject to the following terms and conditions:

     (a)  Option Price.

          (i) Nonqualified Stock Options. The exercise price per share for the shares subject to a Nonqualified Stock Option will be no less than one hundred percent (100%) of the Fair Market Value of the Common Stock on the Date of Grant.

          (ii) Incentive Stock Options. The exercise price per share for the shares subject to an Incentive Stock Option will be no less than one hundred percent (100%) of the Fair Market Value of the Common Stock on the Date of Grant. However, the exercise price per share for shares subject to an Incentive Stock Option granted to an individual who on the Date of Grant owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation (or of a Parent Corporation or a Subsidiary Corporation) will not be less than one hundred and ten percent (110%) of the Fair Market Value of the Common Stock on the Date of Grant.

     (b) Term of Options. Notwithstanding any other provisions of the Plan or any Option agreement, no Option will be exercisable after the expiration of ten (10) years from the Date of Grant. Furthermore, no Incentive Stock Option granted to an individual who on the Date of Grant owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation (or of a Parent Corporation or a Subsidiary Corporation) will be exercisable after the expiration of five (5) years from the Date of Grant.

     (c) Maximum Value of Options which are Incentive Stock Options. To the extent that the aggregate Fair Market Value of the Common Stock with respect to which Incentive Stock Options granted to any person are exercisable for the first time during any calendar year (under all stock option plans of the Corporation, a Parent Corporation and any Subsidiary Corporation) exceeds $100,000, the options are not Incentive Stock Options. For purposes of this paragraph, the Fair Market Value of the Common Stock will be determined as of the time the Incentive Stock Option with respect to the Common Stock is granted. This paragraph will be applied by taking Incentive Stock Options into account in the order in which they are granted.

     (d) Vesting of Options and Termination of Employment. An Option will be exercisable only to the extent that it is vested on the date of exercise. Vesting of an Option will cease on the date that an Option holder is no longer an employee of the Corporation or a Parent Corporation or Subsidiary Corporation (the "date of termination"), and the Option will be exercisable only to the extent the Option is vested on the date of termination. However, if the Option holder is no longer an employee because of death or Disability, any Option that is not one hundred percent (100%) vested will automatically become one hundred percent (100%) vested on the date of termination. If the Option holder's termination is for reason of death, the right to exercise the Option will expire one (1) year after the date of the holder's death, and until expiration, the holder's heirs, legatees or legal representative may exercise the Option. If the Option holder's termination is for any reason other than death, the right to exercise the Option (to the extent that it is vested) will expire three (3) months after the date of termination. If termination is for a reason other than the holder's death and the Option holder dies after his or her termination but before the right to exercise the Option has expired, the right to exercise the Option shall expire one (1) year after the date of the holder's termination of employment, and until expiration, the holder's heirs, legatees or legal representative may exercise the Option.

     (e)  Exercise.

          (i) Cash Payment. An Option may be exercised as to all or any number of whole shares of the Common Stock with respect to which the Option is vested. Options may be exercised only by the Option holder's written notice to the Secretary of the Corporation (the "exercise notice") and only if the exercise notice is accompanied by payment in cash of the full exercise price for the shares with respect to which the Option is exercised, except as otherwise provided herein.

          (ii) Noncash Payment. Unless otherwise provided at the time of grant, payment of the exercise price may be made in the form of (1) Common Stock of the Corporation that has been held for at least six (6) months prior to the date of exercise or (2) a combination of cash and such Common Stock that has been held for at least six
               (6) months prior to the date of exercise. The value of any Common Stock used to pay the exercise price or any portion thereof will be the Fair Market Value of Common Stock on the date of exercise.

               Wherever in this Plan or any agreement a Key Employee is permitted to pay the exercise price of an Option relating to the exercise of an Option by delivering Common Stock, the Key
               Employee may, subject to procedures satisfactory to the Compensation Committee, satisfy such delivery requirement by presenting proof of beneficial ownership of such Common Stock, in which case the Corporation shall treat the Option as exercised without further payment and shall withhold such number of Common Stock from the Common Stock acquired by the exercise of the Option.

          (iii)Broker-Dealer Payment. Unless otherwise provided at the time of grant, payment of the unpaid exercise price by a broker-dealer or by the Option holder with cash advanced by the broker-dealer, if the exercise notice is accompanied by the Option holder's written irrevocable instructions to deliver the Common Stock acquired upon exercise of the Option to the broker-dealer.

     (f) Nontransferability. No Incentive Stock Option granted under the Plan, contingent or otherwise, and no Nonqualified Stock Option granted under this Plan, unless the Non-Employee directors Committee directs otherwise, will be transferable, assignable or subject to any encumbrance, pledge, or charge of any nature, except by will or the laws of descent and distribution. During the lifetime of an Option holder, an Option will be exercisable only by the Option holder. The executor or administrator of the estate of the Option holder may transfer any rights with respect to such Option to the person or persons or entity (including a trust) entitled thereto under the will of the holder of such Option or under the laws of intestacy.

     (g) Stock Legend. The Corporation may require that certificates evidencing shares of Common Stock purchased upon the exercise of Incentive Stock Options issued under the Plan be endorsed with a legend in substantially the following form:

                    The shares evidenced by this certificate may not be sold or transferred prior to _________, 19___, in the absence of a written statement from Riggs National Corporation (the "Corporation") to the effect that the Corporation is aware of the fact of such sale or transfer.

          The blank contained in such legend shall be filled in with the date that is the later of: (i) one year and one day after the date of exercise of such Incentive Stock Option or (ii) two years and one day after the date of grant of such Incentive Stock Option. Upon delivery to the Corporation, at its principal executive office, of a written statement to the effect that such shares have been sold or transferred prior to such date, the Corporation does hereby agree to promptly deliver to the transfer agent for such shares a written statement to the effect that the Corporation is aware of the fact of such sale or transfer. The Corporation may also require the inclusion of any additional legend that may be necessary or appropriate.

     (h) Change of Control. In the event of a Change of Control (as hereinafter defined), all then-outstanding Options will become one hundred percent (100%) vested and exercisable as of the Change of Control. However, if in the opinion of counsel to the Corporation the immediate exercisability of such Options, when taken into consideration with all other "parachute payments" as defined in Section 280G of the Code, would result in an "excess parachute payment" as defined in such section, such Option shall not become immediately exercisable, except and to the extent the Compensation Committee in its discretion shall otherwise determine.

          For purposes of the Plan, "Change of Control" means (1) the sale of substantially all of the Corporation's assets; (2) the acquisition, whether directly, indirectly, beneficially (within the meaning of Rule 13d-3 of the Act), or of record, of securities of the Corporation representing twenty-five percent (25%) or more in the aggregate voting power of the Corporation's then-outstanding Common Stock by any "person" (within the meaning of Sections 13(d) and 14(d) of the Act), including any corporation or group of associated persons acting in concert, other than (i) the Corporation or its subsidiaries and/or
          (ii) any employee pension benefit plan (within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Corporation or its subsidiaries, including a trust established pursuant to any such plan; (3) the Corporation is merged or consolidated with or into another corporation in any transaction or series of transactions, in which either (A) the persons who were the beneficial owners of the Corporation's voting securities immediately prior to such transaction do not beneficially own immediately after such transaction at least fifty percent (50%) of the total outstanding voting power of the surviving corporation or (B) any "person" (within the meaning of Sections 13(d) and 14(d) of the Act), including any corporation or group of associated persons acting in concert is or becomes the direct, indirect or beneficial owner (within the meaning of Rule 13d-3 of the Act) of twenty-five percent (25%) or more of the aggregate voting power of resulting entity, provided that such person was not a twenty-five percent (25%) or more owner of the Corporation prior to the transaction or transactions; or (4) the Corporation is liquidated or dissolved or adopts a plan of liquidation or dissolution. Notwithstanding the foregoing, a Change of Control will not result from: (A) a transfer of the Corporation's voting securities by a person who is the beneficial owner, directly or indirectly, of twenty-five percent (25%) or more of the voting securities of the Corporation (a "25 Percent Owner") to (i) a member of such 25 Percent Owner's immediate family (within the meaning of Rule 16a-1(e) of the Act) either during such 25 Percent Owner's lifetime or by will or the laws of descent and distribution; (ii) any trust as to which the 25 Percent Owner or a member (or members) of his immediate family (within the meaning of Rule 16a-1(e) of the Act) is the beneficiary; (iii) any trust as to which the 25 Percent Owner is the settlor with sole power to revoke; (iv) any entity over which such 25 Percent Owner has the power, directly or indirectly, to direct or cause the direction of the management and policies of the entity, whether through the ownership of voting securities, by contract or otherwise; or (v) any charitable trust, foundation or corporation under Section 501(c)(3) of the Code that is funded by the 25 Percent Owner or (B) the acquisition of voting securities of the Corporation or the resulting entity in the event of a merger or consolidation, by either (i) a person who was a 25 Percent Owner on the effective date of the Plan or (ii) a person, trust or other entity described in the foregoing clauses (A)(i)-(v) of this subsection.

7.   Termination and Amendment of the Plan and Options.

     The Board may terminate the Plan at any time except with respect to any outstanding Options. The Board may amend the Plan in any manner with respect to future grants of Options and the Non-Employee Directors Committee may amend outstanding Options in any manner consistent with the Plan subject to the following limitations:

     (a) Except as provided in Section 8 of the Plan, no amendment will be effective without the approval of the shareholders of the Corporation if that amendment (i) changes in the aggregate number of shares which may be issued under this Plan, (ii) changes the class of eligible employees, officers or directors, or (iii) extends the term of the Plan or the period during which any outstanding Incentive Stock Option may be exercised.

     (b) No amendment will be effective if the amendment changes the manner of determining the exercise price of Incentive Stock Options, makes individuals who are not employees of the Corporation or of any Parent or Subsidiary Corporation eligible to be granted Incentive Stock Options, changes the nontransferability of the Options, or alters or impairs any rights or obligations of any outstanding Option without the written consent of the Option holder.

8.   Change in Capital Structure.

     (a) The existence of outstanding Options shall not affect in any way the right or power of the Corporation or its stockholders to make or authorize any or all adjustments, recapitalization, reorganizations or other changes in the Corporation's capital structure or its business, or any merger or consolidation of the Corporation, or any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Corporation, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

     (b) If the Corporation shall effect a subdivision or consolidation of shares or capital readjustment, the payment of a stock dividend, or other increase or reduction of the number of shares of the Common Stock outstanding, without receiving compensation therefore in money, services or property, then (i) the number, class, and per-share price of shares of Common Stock subject to outstanding Options hereunder shall be appropriately adjusted in such a manner as to entitle an optionee to receive upon exercise of an Option, for the same aggregate cash consideration, the same total number and class of shares as he would have received had the optionee exercised his or her Option in full immediately prior to the event requiring the adjustment; and (ii) the number and class of shares then reserved for issuance under the Plan shall be adjusted by substituting for the total number and class of shares of Common Stock then reserved that number and class of shares of Common Stock that would have been received by the owner of an equal number of outstanding shares of each class of Common Stock as the result of the event requiring the adjustment.

     (c) After a merger of one or more corporations into the Corporation or after a consolidation of the Corporation and one or more corporations in which the Corporation shall be the surviving corporation, each holder of an outstanding Option shall, at no additional cost, be entitled upon exercise of such Option to receive (subject to any required action by stockholders) in lieu of the number and class of shares as to which such Option shall then be so exercisable, the number of and class of shares of stock or other securities to which such holder would have been entitled pursuant to the terms of the agreement of merger or consolidation if, immediately prior to such merger or consolidation, such holder had been the holder of record of the number and class of shares of Common Stock equal to the number and class of shares as to which such Option shall be so exercised.

     (d) If the Corporation is merged into or consolidated with another corporation under circumstances where the Corporation is not the surviving corporation, or if the Corporation is liquidated, or sells or otherwise disposes of substantially all its assets to another corporation while unexercised Options remain outstanding under the Plan, unless provisions are made in connection with such transaction for the continuance of the Plan and/or the assumption or substitution of such Options with new options covering the stock of the successor corporation, or parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices, then all outstanding Options shall be canceled as of the effective date of any such merger, consolidation or sale provided that (i) notice of such cancellation shall be given to each holder of an Option and (ii) each holder of an Option shall have the right to exercise such Option in full (without regard to any vesting or other limitations on exercise imposed on such Option) during the 30-day period preceding the effective date of such merger, consolidation, liquidation, or sale (the "corporate event"). Notwithstanding the preceding provisions, if no provisions are made for the continuance, assumption or substitution of Options and if exercise of any then-outstanding Options during the 30-day period preceding the effective date of such corporate event would not be in conformity with all applicable federal securities laws, or if in the opinion of counsel to the Corporation the immediate exercisability of such Options, when taken into consideration with all other "parachute payments" as defined in Section 280G of the Code, would result in an "excess parachute payment" as defined in such section, such Option shall not become immediately exercisable and shall be canceled as of the effective date of the corporate event, except and to the extent the Compensation Committee in its discretion shall otherwise determine.

     (e) Except as hereinbefore expressly provided, the issue by the Corporation of shares of stock of any class, or securities convertible into shares of stock by any class, for cash or property, or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Corporation convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number, class or price of shares of Common Stock then subject to outstanding Options.

     (f) Adjustment under the preceding provisions of this section will be made by the Compensation Committee, whose determination as to what adjustment will be made and the extent thereof will be final, binding, and conclusive. No fractional interest will be issued under the Plan on account of any such adjustment. No adjustment will be made in a manner that causes an Incentive Stock Option to fail to continue to qualify as an Incentive Stock Option under the Code.

9.   Holding Period.

         Notwithstanding anything to the contrary in the Plan, Common Stock acquired through exercise of an Incentive Stock Option that was outstanding on November 13, 1996, or any other Option granted to an Insider but which was not granted by the Non-Employee Directors Committee or the Board or which was not approved by the shareholders may not be disposed of by an Insider during the six-month period beginning on the Date of Grant.

10.  General Provisions.

     (a) The Corporation shall not be required to sell or issue any shares under any Option if the issuance of such shares constitute a violation by the Option holder or the Corporation of any provision of any law, statute, or regulation of any stock exchange upon which the Common Stock may be listed or any governmental authority whether it be Federal or State. Unless a registration statement is in effect under the Securities Act of 1933, as amended (the "Act") with respect to the shares of Common Stock covered by an Option, the Corporation shall not be required to issue shares upon exercise of any Option (i) unless the Compensation Committee has received evidence satisfactory to it to the effect that the holder of such Option is acquiring such shares for investment and not with a view to the distribution thereof or (ii) unless an opinion of counsel to the Corporation has been received by the Corporation, in a form and substance that is deemed acceptable by the Compensation Committee, to the effect that a registration statement is not required. Any determination in this connection by the Compensation Committee shall be final, binding and conclusive. In the event the shares issuable on exercise of an Option are not registered under the Act, the Corporation may imprint the following legend or any other legend that counsel for the Corporation considers necessary or advisable to comply with the Act:

          "The shares of stock represented by this certificate have not been registered under the Securities Act of 1933 or under the securities laws of any State and may not be sold or transferred except pursuant to an effective registration statement or upon receipt by the Corporation of any opinion of counsel, in form and substance satisfactory to the Corporation, that registration is not required for such sale or transfer."

          The Corporation may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Act and, in the event any shares are so registered, the Corporation may remove any legend on certificates representing such shares. The Corporation shall not be obligated to take any affirmative action in order to cause the exercise of an Option or the issuance of shares pursuant thereto to comply with any law or regulation of any governmental authority.

     (b) No Option holder and no beneficiary or other person claiming under or through an Option holder will have any right, title or interest in or to any shares of Common Stock allocated or reserved under the Plan or subject to any Option except as to such shares of Common Stock, if any, that have been issued or transferred to such Option holder or beneficiary.

     (c) The Plan and all determinations made and actions taken pursuant thereto will be governed by the laws of the State of Delaware and construed in accordance therewith.

     (d) The Plan is intended to comply in all respects with Rule 16b-3 promulgated under the Act (the "exemption"). If the Plan is found not to qualify for the exemption, any disqualifying Plan provision will be deemed replaced by a provision that most nearly accomplishes the intent of the Board at the time the Plan was adopted and that results in the Plan's qualification for the exemption. If the Board's intent cannot be accomplished through a substitute provision that results in the Plan's qualification for the exemption, the Plan will continue in full force and effect in the form adopted by the Board notwithstanding the Plan's failure to qualify for the exemption.

     (e) Options may be granted under this Plan from time to time in substitution for stock options held by employees of other corporations who become employees of the Corporation or a Subsidiary Corporation as a result of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation of the employing corporation. The terms and conditions of the substitute options so granted may vary from the terms and conditions set forth in this Plan to such extent as the Compensation Committee at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the stock options in substitution for which they are granted, but with respect to stock options that are Incentive Stock Options, no such variation shall be such as to affect the status of any such substitute option as an "incentive stock option" under Section 422 of the Code.

11.  Taxes.

     (a)  Withholding.

          (i) Cash Payment. The Corporation may make such provisions as it deems appropriate to withhold any taxes the Corporation determines it is required to withhold in connection with any Option or require the Option holder to pay the amount of the withholding taxes in cash to the Corporation as a condition precedent to the issuance of shares pursuant to the exercise of an Option.

          (ii) Broker-Dealer Payment. If the exercise price of an Option is paid by a broker-dealer, as provided herein, payment of withholding taxes in connection with the exercise of the Option, up to an amount calculated by assuming the maximum federal, state, and local marginal tax rates, may be made by the broker-dealer.

     (b) Tax Qualification. Incentive Stock Options granted under the Plan are intended to qualify as Incentive Stock Options within the meaning of
          Section 422 of the Code, and the terms of the Plan and Options granted hereunder shall be so construed. Notwithstanding the foregoing, nothing in the Plan shall be interpreted as a representation, guarantee or other undertaking on the part of the Corporation that any Options are, or will be, determined to qualify as incentive stock options within the meaning of the Code.

12.  Indemnification of Board and Committees.

     The members of the Board of Directors, the Compensation Committee and the Non- Employee Directors Committee will be indemnified by the Corporation against the reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or Option agreements, and against all amounts paid by them in settlement thereof (provided such settlement is approved by legal counsel selected by the Corporation) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it is adjudged in such action, suit or proceeding, except in relation to matters as to which it is adjudged in such action, suit or proceeding that the member is liable for negligence or misconduct in the performance of the member's duties; provided that within sixty (60) days after institution of any such action, suit or proceeding a member will in writing offer the Corporation the opportunity, at its own expense, to defend the same. The foregoing right of indemnification shall inure to the benefit of the heirs, executors or administrators of each such member of the Board of Directors, the Compensation Committee and the Non-Employee Directors Committee and shall be in addition to any and all other rights of indemnification to which such members may be entitled as a matter of law, contract, or otherwise.

13.  Limitation of Rights.

     Neither the adoption and maintenance of the Plan nor the grant of Options will:

     (a) limit the right of the Corporation, Parent Corporation or Subsidiary Corporation to discharge or discipline any employee, or otherwise terminate or modify the terms of any employment agreement, or

     (b) confer upon any Option holder any contract or other right or interest other than as specifically provided in the Plan and the Option agreement.

14.  Effective Date of the Plan, Duration of the Plan.

     (a) The Plan became effective as of March 26, 1996, upon adoption by the Board, subject to approval by the holders of a majority of the shares of Common Stock which are represented in person or by proxy and entitled to vote on the subject at the 1996 annual meeting of the shareholders of the Corporation.

     (b) Unless previously terminated, the Plan will terminate ten (10) years after the earlier of (i) the date the Plan is adopted by the Board, or
          (ii) the date the Plan is approved by the shareholders, except that Options that are granted under the Plan before its termination will continue to be administered under the terms of the Plan until the Options terminate or are exercised.

                           RIGGS NATIONAL CORPORATION
                           1997 NON-EMPLOYEE DIRECTORS
                               STOCK OPTION PLAN,
                                  AS AMENDED 1/


                                    ARTICLE I
                                    PURPOSES

     The purpose of the Riggs National Corporation 1997 Non-Employee Directors Stock Option Plan is increase the proprietary interest of non-employee directors of Riggs National Corporation (the "Corporation") and its subsidiaries by granting such directors options to purchase common stock of the Corporation.


                                   ARTICLE II
                                   DEFINITIONS

2.1 Agreement means a written agreement (including any amendment or supplement thereto) between the Corporation and an Eligible Director specifying the terms and conditions of an Option granted to such Eligible Director.

2.2  Board means the Board of Directors of the Corporation.

2.3  Common Stock means the common stock, $2.50 par value, of the Corporation.

2.4  Corporation means Riggs National Corporation.

2.5 Director means a member of the Board of Directors of the Corporation or a Subsidiary.

2.6 Disability means a complete and permanent inability by reason of illness or accident to perform the duties of a Director, as determined by the Board based on medical evidence acceptable to it.

2.7 Eligible Director means a member of the Board of Directors of the Corporation or a Subsidiary who is not an employee of the Corporation or a Subsidiary.

2.8 Fair Market Value means, with respect to a share of Common Stock, if the Common Stock is traded on the National Market System or a national securities exchange, the closing price


 --------

     1/ 1999 amendments approved by resolutions of the Board of directors on March 11, 1999, and by the shareholders on April 14, 1999.

     of the Common Stock on the determination date, or if there were no sales on such date, then on the next preceding date on which there were sales, or in any other case, the current fair market value of the Common Stock, shall be determined by the Board using any reasonable method in good faith.

2.9 Option means a stock option that entitles the holder to purchase from the Corporation a stated number of shares of Common Stock as specified in the Agreement at the price set forth in the Agreement.

2.10 Participant means an Eligible Director who is selected by the Board to receive an Option.

2.11 Plan means the Riggs National Corporation 1997 Non-Employee Directors Stock Option Plan.

2.12 Subsidiary means any subsidiary of the Corporation.

2.13 Termination of Service means with respect to a Director, the date such person ceases to serve as a Director.


                                   ARTICLE III
                                 ADMINISTRATION

     The Plan shall be administered by the Board. The Board shall have authority to grant Options to Eligible Directors upon such terms (not inconsistent with the provisions of this Plan) as the Board may consider appropriate. Such terms may include conditions (in addition to those contained in this Plan) on the exercisability of all or any part of an Option. Notwithstanding any such conditions, the Board may, in its discretion, accelerate the time at which any Option may be exercised. In addition, the Board shall have complete authority to interpret all provisions of this Plan; to prescribe the form of Agreements; to adopt, amend, and rescind rules and regulations pertaining to the administration of the Plan; and to make all other determinations necessary or advisable for the administration of this Plan. The express grant in the Plan of any specific power to the Board shall not be construed as limiting any power or authority of the Board. Any decision made, or action taken, by the Board or in connection with the administration of this Plan shall be final and conclusive on all persons having an interest in the Plan. No member of the Board shall be liable for any act done in good faith with respect to this Plan or any Agreement or Option. The Board may delegate its authority with respect to administration of the Plan as it deems appropriate, provided that such delegation does not cause grants of options to fail to be exempt transactions under Rule 16B-3 promulgated under the Securities Exchange Act of 1934. All expenses of administering this Plan shall be borne by the Corporation.

                                   ARTICLE IV
                                   ELIGIBILITY

     The Board may grant options under the Plan to Eligible Directors.


                                    ARTICLE V
                              STOCK SUBJECT TO PLAN

5.1 Shares Issued. Upon the exercise of a stock Option the Corporation may issue shares of authorized but unissued Common Stock or shares of previously issued Common Stock that has been reacquired by the Corporation.

5.2 Aggregate Limit. The maximum aggregate number of shares of Common Stock that may be issued under this Plan pursuant to the exercise of Options is Six Hundred Thousand (600,000) shares of Common Stock. The maximum aggregate number of shares that may be issued under this Plan is subject to adjustment as provided in Article VII.

5.3 Reallocation of Shares. If an Option is terminated or expires, in whole or in part, for any reason other than its exercise, the number of shares of Common Stock allocated to the Option or portion thereof may again be available for issuance pursuant to Options under the Plan.


                                   ARTICLE VI
                                     OPTIONS

6.1 Award. In accordance with the provisions of Article IV, the Board will designate each Eligible Director to whom an Option is to be granted and will specify the vesting provisions and number of shares of Common Stock covered by such Option.

6.2 Option Price. The exercise price per share for Common Stock subject to an Option shall be determined by the Board on the date of grant; provided, however, that the exercise price per share for Common Stock shall not be less than the greater of the Fair Market Value on the date the Option is granted or the par value of the Common Stock.

6.3 Maximum Option Period. Unless provided otherwise by the Board, the maximum period during which an Option may be exercised shall be ten (10) years from the date of grant.

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6.4  Vesting and Termination of Service. Unless provided otherwise by the Board, an Option shall be subject to the following provisions:

     (a) An Option will be exercisable only to the extent that it is vested on the date of exercise. Vesting of an Option will cease on the date that a Participant incurs a Termination of Service, and the Option will be exercisable only to the extent the Option is vested on the date of Termination of Service. However, if the Participant's Termination of Service results from death or Disability, any Option that is not one hundred percent (100%) vested will automatically become one hundred percent (100%) vested on the date of Termination of Service.

     (b) If the Participant's Termination of Service results from death or Disability, the right to exercise the Option will expire on the earlier of (i) one (1) year after the date of the holder's death or termination by reason of Disability, or (ii) the expiration date under the terms of the Agreement. Until the expiration date, in the case of the Option holder's death, the holder's heirs, legatees or legal representative may exercise the Option.

     (c) If the Participant's Termination of Service is for any reason other than death or Disability, the right to exercise the Option (to the extent that it is vested) will expire on the earlier of (i) three (3) months after the date of the holder's Termination of Service, or (ii) the date the Option expires under the terms of the Agreement.

     (d) If Termination of Service is for a reason other than the Participant's death, and the Participant dies after Termination of Service but before the right to exercise the Option has expired, the right to exercise the Option shall expire on the earlier of (i) one (1) year after the date of the Participant's Termination of Service, or (ii) the date the Option expires under the terms of the Agreement, and, until expiration, the Participant's heirs, legatees or legal representative may exercise the Option.

6.5 Nontransferability. Except as provided in Section 6.6, each Option granted under this Plan shall be nontransferable except by will or by the laws of descent and distribution. Except to the extent an Option is transferred in accordance with Section 6.6, during the lifetime of the Participant to whom the Option is granted, the Option may be exercised only by the Participant. No right or interest of a Participant in any Option shall be liable for, or subject to, any lien, obligation, or liability of such Participant.

6.6 Transferable Options. Section 6.5 to the contrary notwithstanding, if the Board so provides, an Option may be transferred by a Participant to the Participant's children, grandchildren, spouse, one or more trusts for the benefit of such family members or a partnership in which such family members are the only partners; provided, however, that Participant may not receive any consideration for the transfer. The holder of an Option transferred pursuant to this section shall be bound by the same terms and conditions that governed the Option during the period that it was held by the Participant.

6.7 Exercise. The Option holder must provide written notice to the Secretary of the Corporation of the exercise of Options and the number of Options exercised. Subject to the provisions of this Plan and the applicable Agreement, an Option may be exercised to the extent vested in whole at any time or in part from time to time at such times and in compliance with such requirements as the Board shall determine. An Option granted under this Plan may be exercised with respect to any number of whole shares less than the full number for which the Option could be exercised. A partial exercise of an Option shall not affect the right to exercise the Option from time to time in accordance with this Plan and the applicable Agreement with respect to the remaining shares subject to the Option. An Option may not be exercised with respect to fractional shares of Common Stock.

6.8 Payment. The option exercise price shall be paid in full at the time of exercise (i) in cash, (ii) with Common Stock owned by the Participant,
     (iii) by delivery to the Corporation of (x) irrevocable instructions to deliver directly to a broker the stock certificates representing the shares of Common Stock for which the Option is being exercised, and (y) irrevocable instructions to such broker to sell such shares of Common Stock and promptly deliver to the Corporation the portion of the proceeds equal to the option exercise price, or (iv) any combination thereof. For purposes of making payment in shares of Common Stock, such shares shall be valued at their Fair Market Value on the date of exercise of the Option and shall have been held by the Participant for at least six (6) months.

6.9 Shareholder Rights. No Participant shall have any rights as a shareholder with respect to shares subject to his Option until the date of exercise of such Option.


                                   ARTICLE VII
                           CHANGE IN CAPITAL STRUCTURE

     (a) The existence of outstanding Options shall not affect in any way the right or power of the Corporation or its stockholders to make or authorize any or all adjustments, recapitalization, reorganizations or other changes in the Corporation's capital structure or its business, or any merger or consolidation of the Corporation, or any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Corporation, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

     (b) If the Corporation shall effect a subdivision or consolidation of shares or other capital readjustment, the payment of a stock dividend, or other increase or reduction of the number of shares of the Common Stock outstanding, without receiving compensation therefore in money, services or property, then (i) the number, class, and per share price of shares of Common Stock subject to outstanding Options hereunder shall be appropriately adjusted in such a manner as to entitle an Option holder to receive upon exercise of an Option, for the same aggregate cash consideration, the same total number and class of shares as he would have received had the Option holder exercised his or her Option in full immediately prior to the event requiring the adjustment; and (ii) the number and class of shares then reserved for issuance under the Plan shall be adjusted by substituting for the total number and class of shares of Common Stock then reserved that number and class of shares of Common Stock that would have been received by the owner of an equal number of outstanding shares of Common Stock as the result of the event requiring the adjustment.

     (c) After a merger of one or more corporations into the Corporation or after a consolidation of the Corporation and one or more corporations in which the Corporation shall be the surviving corporation, each holder of an Option shall, at no additional cost, be entitled upon exercise of such Option to receive (subject to any required action by stockholders) in lieu of the number and class of shares as to which such Option shall then be so exercisable, the number and class of shares of stock or other securities to which such Option holder would have been entitled pursuant to the terms of the agreement of merger or consolidation if, immediately prior to such merger or consolidation, such Option holder had been the holder of record of the number and class of shares of Common Stock equal to the number and class of shares as to which such Option shall be so exercised.

     (d) If the Corporation is merged into or consolidated with another corporation under circumstances where the Corporation is not the surviving corporation, or if the Corporation is liquidated, or sells or otherwise disposes of substantially all of its assets to another corporation while unexercised Options remain outstanding under the Plan, unless provisions are made in connection with such transaction for the continuance of the Plan and/or the assumption or substitution of such Options with new options, stock appreciation rights covering the stock of the successor corporation, or parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices, then all outstanding Options shall be canceled as of the effective date of any such merger, consolidation or sale provided that (i) notice of such cancellation shall be given to each holder of an Option and (ii) each holder of an Option shall have the right to exercise such Option in full (without regard to any vesting or other limitations on exercise imposed on such Option) during the 30-day period preceding the effective date of such merger, consolidation, liquidation, or sale (the "corporate event").
          Notwithstanding the preceding provisions, if no provisions are made for the continuance, assumption or substitution of Options and if exercise of any then-outstanding Options during the 30-day period preceding the effective date of such corporate event would not be in conformity with all applicable federal securities laws, or if in the opinion of counsel to the Corporation the immediate exercisability of such Options, when taken into consideration with all other "parachute payments" as defined in Section 280G of the Code, would result in an "excess parachute payment" as defined in such section, such Option shall not become immediately exercisable and shall be canceled as of the effective date of the corporate event, except and to the extent the Board in its discretion shall otherwise determine.

     (e) Except as previously expressly provided, neither the issuance by the Corporation of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Corporation convertible into such shares or other securities, nor the increase or decrease of the number of authorized shares of stock, nor the addition or deletion of classes of stock, shall affect, and no adjustment by reason thereof shall be made with respect to, the number, class or price of shares of Common Stock then subject to outstanding Options.

     (f) Adjustment under the preceding provisions of this section will be made by the Board, whose determination as to what adjustments will be made and the extent thereof will be final, binding, and conclusive. No fractional interest will be issued under the Plan on account of any such adjustment.


                                  ARTICLE VIII
                               COMPLIANCE WITH LAW

     The Corporation shall not be required to sell or issue any shares under any Option if the issuance of such shares constitute a violation by the Option holder or the Corporation of any provision of any law, statute, or regulation of any stock exchange upon which the Common Stock may be listed or any governmental authority whether it be Federal or State. Unless a registration statement is in effect under the Securities Act of 1933, as amended (the "Act") with respect to the shares of Common Stock covered by an Option, the Corporation shall not be required to issue shares upon exercise of any Option (i) unless the Board has received evidence satisfactory to it to the effect that the holder of such Option is acquiring such shares for investment and not with a view to the distribution thereof or (ii) unless an opinion of counsel to the Corporation has been received by the Corporation, in a form and substance that is deemed acceptable by the Board, to the effect that a registration statement is not required. Any determination in this connection by the Board shall be

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final,  binding and conclusive.  In the event the shares issuable on exercise of an Option are not registered under the Act, the Corporation may imprint the following legend or any other legend that counsel for the Corporation considers necessary or advisable to comply with the Act:

         "The shares of stock represented by this certificate have not been registered under the Securities Act of 1933 or under the securities laws of any State and may not be sold or transferred except pursuant to an effective registration statement or upon receipt by the Corporation of any option of counsel, in form and substance satisfactory to the Corporation, that registration is not required for such sale or transfer."

     The Corporation may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Act and, in the event any shares are so registered, the Corporation may remove any legend on certificates representing such shares. The Corporation shall not be obligated to take any affirmative action in order to cause the exercise of an Option or the issuance of shares pursuant thereto to comply with any law or regulation of any governmental authority.


                                   ARTICLE IX
                               GENERAL PROVISIONS

9.1 Effect on Service. Neither the adoption of this Plan, its operation, nor any documents describing or referring to this Plan (or any part thereof) shall confer upon any individual any right to continue in the service of the Corporation or a Subsidiary or in any way affect any right and power of the Corporation or a Subsidiary to terminate the service of any individual at any time with or without assigning a reason therefor.

9.2 Unfunded Plan. The Plan, insofar as it provides for grants, shall be unfunded, and the Corporation shall not be required to segregate any assets that may at any time be represented by grants under this Plan. Any liability of the Corporation to any person with respect to any grant under this Plan shall be based solely upon any contractual obligations that may be created pursuant to this Plan. No such obligation of the Corporation shall be deemed to be secured by any pledge of, or other encumbrance on, any property of the Corporation.

9.3 Rules of Construction. Headings are given to the articles and sections of this Plan solely as a convenience to facilitate reference. The reference to any statute, regulation, or other provision of law shall be construed to refer to any amendment to or successor of such provision of law.

9.4 Choice of Law. The Plan and all Agreements entered into under the Plan shall be interpreted under the law of the state of Delaware.

                                    ARTICLE X
                                    AMENDMENT

         The Board may amend or terminate this Plan from time to time; provided, however, that no amendment shall, without a Participant's consent, adversely affect any rights of such Participant under any Option outstanding at the time such amendment is made.


                                   ARTICLE XI
                    EFFECTIVE DATE OF PLAN, DURATION OF PLAN

(a) The Plan became effective as of July 9, 1997 upon adoption by the Board, subject to approval by the holders of a majority of the shares of Common Stock.

(b) Unless previously terminated, the Plan will terminate on July 8, 2007, except that Options that are granted under the Plan prior to its termination will continue to be administered under the terms of the Plan until the Options terminate or are exercised.




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